August 22, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director - Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Registration Statement on Form S-1
Filed June 6, 2016
File No. 333-211866

Dear Ms. Hayes:

SIGA Technologies, Inc. (the “Company” or “SIGA”) submits this letter in response to the comment letter (the “Comment Letter”), dated July 3, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Registration Statement on Form S-1.

For ease of reference, set forth in bold below, are the comments to the Registration Statement, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-1 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter. We are providing by email a copy of the Amendment marked to show changes from the original Registration Statement on Form S-1.

Prospectus Cover Page

1.	Please revise to prominently highlight the current size of the PharmAthene Judgment and the time frame in which you must satisfy this obligation per your court confirmed Chapter 11 bankruptcy plan.

Response:

The Company has revised its disclosure on the prospectus cover page to address the Staff’s comment.

Prospectus Cover Page

2.	Revise to highlight your disclosure on pages 6 and 34 that: “Neither the rights offering nor the Debt Issuance will be consummated unless the Company determines in its sole discretion that, upon consummation of both the rights offering and the Debt Issuance (or through some other source of financing), the Company will have sufficient cash to fully pay the PharmAthene Judgment.” Also clarify whether management can waive this condition.

Response:

The Company has revised its disclosure on the prospectus cover page to address the Staff’s comment. The revised disclosure clarifies that the Company cannot waive the above-referenced condition.

Prospectus Cover Page

3.	Revise to prominently highlight the disclosure at the bottom of page 14 concerning potential total loss of investment, including cancellation of (i) all shares that stockholders currently own and, if applicable, (ii) all shares issued in this subscription offering.

Response:

The Company has revised its disclosure on the prospectus cover page to address the Staff’s comment. The Company respectfully advises the Staff that, as clarified on the prospectus cover page and elsewhere in the Registration Statement (on pages 5 and 33), the Company will not issue any shares in the rights offering unless, upon consummation of the rights offering and the Debt Issuance, it will have sufficient funds to pay, in cash, the PharmAthene Judgment in full (at which point no shares, whether currently owned or issued in the rights offering, will be subject to cancellation).

Prospectus Cover Page

4.	We refer to your representation in the third paragraph that it is your “current intention” to terminate the rights offering if your stockholders do not subscribe for a specified minimum number of shares. We also refer to your disclosure on page 36 that the offering is subject to the condition that stockholders subscribe for no less than a specified aggregate dollar amount of new stock. Please provide an analysis explaining whether these representations comply with Rule 10b-9 given that your disclosure on page 36 indicates that you can unilaterally waive the specified aggregate dollar amount condition or proceed with the offering notwithstanding failure to satisfy that condition.

Response:

The Company has revised its disclosure on the prospectus cover page and elsewhere in the Registration Statement (on pages 7 and 35) to clarify that the Company will not have discretion to waive the condition that its stockholders subscribe for a specified minimum number of shares. If this condition is not met, the Company will terminate the rights offering and return any subscription payments received from rights holders, without interest or penalty. In light of the foregoing, and based on the other responses contained in this response letter and the revisions made to the Registration Statement, the Company respectfully requests that the Staff reconsider the applicability of Rule 10b-9 to the proposed rights offering.

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Prospectus Cover Page

5.	Please revise to highlight the escrow arrangements and their effect on investors. Refer to Regulation S-K, Item 501(b)(8)(iii). In your discussion, clearly state whether subscriptions held in escrow could be used to satisfy the PharmAthene Judgment.

Response:

The Company has revised its disclosure on the prospectus cover page to address the Staff’s comment. The revised disclosure clarifies that subscriptions held in escrow may not be used to satisfy the PharmAthene Judgment prior to the consummation of the rights offering. If the rights offering is not consummated, all subscription funds held in escrow will be returned to the subscribing rights holders, without interest or penalty.

About this Prospectus, page 4

6.	You may not disclaim responsibility for the accuracy of the disclosures contained in your prospectus. Accordingly, please revise to remove the first clause in the fourth sentence under this heading. Similarly, revise the third sentence under the next heading on page 4 concerning modifications or revisions of forward-looking statements.

Response:

The Company has revised its disclosure under “About this Prospectus” on page 1 to address the Staff’s comment by removing the above-referenced language.

Cautionary Note Regarding Forward-Looking Statements, page 4

7.	Please revise to remove your disclosure concerning the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Refer to Section 27A(b)(1)(C) of the Securities Act.

Response:

The Company has revised its disclosure under “Cautionary Note Regarding Forward-Looking Statements” on page 1 to address the Staff’s comment by removing the above-referenced language.

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Prospectus Summary

8.	We refer to your disclosure in the third bullet point on page 44. Please add disclosure to the Summary highlighting, if true, that the rights offering could close even if you elect to satisfy the PharmAthene Judgment by: (i) by delivery to PharmAthene of 100% of newly-issued your stock, with all existing shares of the Company’s common stock being cancelled with no distribution to existing stockholders, or (ii) such other treatment as is mutually agreed upon by the Company and PharmAthene. With reference to Section 4.3(b)(i) of the Bankruptcy Plan, disclose when you must notify PharmAthene of your election and update future amendments, as applicable, to identify the chosen alternative.

Response:

The Company respectfully advises the Staff that the Company will terminate the rights offering, and will return any subscription payments received from rights holders without interest or penalty, if it elects to satisfy the PharmAthene Judgment by delivery to PharmAthene of 100% of newly-issued stock, with all existing shares of the Company’s common stock being cancelled with no distribution to existing stockholders. If the Company and PharmAthene mutually agree to allow the Company to satisfy the PharmAthene Judgment by other means not expressly enumerated in the Bankruptcy Plan, any such treatment would need to be approved by the Bankruptcy Court and would be publicly disclosed, including in one or more Company filings with the Commission, and at such time the Company would disclose whether the rights offering could close if such other means of satisfying the PharmAthene Judgment were to be utilized.

In addition, the Company respectfully advises the Staff that, on July 8, 2016, the Company notified PharmAthene of its intention to satisfy the PharmAthene Judgment under Section 4.3(b)(1)(A) of the Bankruptcy Plan (payment in full in cash of the PharmAthene Judgment) and extended the deadline for satisfaction of such judgment for 90 days (to October 19, 2016), by making a payment of $20 million, as provided for under the Bankruptcy Plan.

Furthermore, the Company respectfully advises the Staff that, on July 20, 2016, the Company and PharmAthene filed a joint motion with the Bankruptcy Court seeking approval of amendments to the Bankruptcy Plan that would extend the deadline for SIGA to satisfy the PharmAthene Judgment from October 19, 2016 to November 30, 2016, conditioned on SIGA’s payment to PharmAthene of $100 million on or prior to October 19, 2016, which payment would be applied against the PharmAthene Judgment. The Bankruptcy Court entered an order approving the joint motion on August 18, 2016.

The Company has revised its disclosure in the Prospectus Summary and elsewhere (on pages 3, 7, 13, 35, 44 and 59 – 60) to reflect the foregoing, and the Company will update its disclosure in future amendments to the Registration Statement to reflect any further material developments.

Prospectus Summary

9.	Please revise the Summary to describe briefly the PharmAthene Litigation, the Chapter 11 Case, and your Plan of Reorganization.

Response:

The Company has revised the Prospectus Summary on pages 2 – 3 to address the Staff’s comment by adding brief descriptions of the PharmAthene Litigation, the Chapter 11 Case, and the Plan of Reorganization.

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Prospectus Summary

10.	We note your disclosure on pages 13 and F-26. Please expand your disclosure to highlight your independent registered public accounting firm’s doubt about your ability to continue as a going concern and the size of your net capital deficiency as of the most recently completed fiscal quarter.

Response:

The Company has revised the Prospectus Summary on page 3 to address the Staff’s comment.

Conditionality of Completion of Rights Offering Upon Simultaneous Closing of a Debt Issuance, page 6

11.	Please expand your disclosure to provide a brief summary of the material terms of the debt issuance.

Response:

The Company respectfully advises the Staff that the material terms of the Debt Issuance have not been determined at this time. The Company acknowledges the Staff’s comment and in connection therewith will expand its disclosure to provide a summary of the material terms of the Debt Issuance in a future amendment of the Registration Statement, in advance of requesting acceleration of effectiveness of the Registration Statement.

Conditionality of Completion of Rights Offering Upon Simultaneous Closing of a Debt Issuance, page 6

12.	In light of your disclosure on page 36 indicating that you may waive unilaterally the condition or proceed with the offering even if the Debt Issuance were not satisfied, please tell us your basis for characterizing and highlighting the Debt Issuance as a condition to closing.

Response:

The Company respectfully advises the Staff that it has determined that the Company may not unilaterally waive the Debt Issuance condition or otherwise proceed with the offering if the Debt Issuance is not consummated, and the Company has revised its disclosure accordingly on pages 5, 7 and 35.

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Use of Proceeds, page 31

13.	Please revise your disclosure to state the approximate amount intended to be used for each stated purpose. Given the size of the PharmAthene Judgment relative to the maximum offering size, please state the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K.

Response:

The Company has revised its disclosure under “Use of Proceeds” on page 30 to address the Staff’s comment to the extent possible at this time.

Determination of Offering Price, page 31

14.	We note your statement that the prices at which the shares of common stock may actually be sold will be determined by the prevailing public market price for shares of your common stock. This disclosure is inconsistent with your disclosure elsewhere in the prospectus that the purchase price of your shares will be fixed. Please revise your disclosure to reconcile these statements.

Response:

The Company has revised its disclosure under “Determination of Offering Price” on page 30 to address the Staff’s comment.

Capitalization, page 32

15.	Given that presumably a significant amount of the proceeds from your rights offering and the associated debt issuance will be used to fund your obligation under the PharmAthene judgment, please revise the transactions for which pro forma effect is given to include the payment of this obligation as it relates to the amount of pro forma cash you will have.

Response:

The Company respectfully advises the Staff that it will revise the transactions for which pro forma effect is given to include the satisfaction of the PharmAthene judgment. The lead-in to the capitalization table on page 31 has been revised to so indicate.

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Simultaneous Debt Issuance, page 34

16.	Please revise to identify the debt holder and file the debt agreement as an exhibit to the registration statement.

Response:

The Company respectfully advises the Staff that the identity of the debt holder (or holders) has not been finalized at this time. The Company will expand its disclosure to indicate the identity of the debt holder (or holders) in a future amendment to the Registration Statement, in advance of requesting acceleration of effectiveness of the Registration Statement.

The Company respectfully advises the Staff that the form of debt agreement has not been finalized at this time. The Company intends to file the debt agreement as an exhibit to a future amendment to the registration statement, in advance of requesting acceleration of effectiveness.

Expiration of the Rights Offering; Extensions and Amendments, page 35

17.	Please provide us an analysis explaining how your ability to extend the rights offering for an unspecified duration complies with Exchange Act Rule 10b-9.

Response:

The Company has revised its disclosure on the prospectus cover page and pages 7, 33 and 34 to clarify that the Company will only have the ability to extend the rights offering to a specified date (which has not yet been determined, but is expected to be no later than November 30, 2016), and will not have the ability to extend the rights offering for an unspecified duration. In light of the foregoing, and based on the other responses contained in this response letter and the revisions made to the Registration Statement, the Company respectfully requests that the Staff reconsider the applicability of Rule 10b-9 to the proposed rights offering.

Over-Subscription Privilege, page 35

18.	We note your reference here and elsewhere in the prospectus that the over-subscription privilege is subject to stock ownership limitations. Please revise to identify these limitations.

Response:

The Company respectfully advises the Staff that the only potential stock ownership limitations in connection with the rights offering are those set forth in the sections entitled “Limitations on Exercise” on pages 4 and 34. The Company has revised its disclosure on the prospectus cover page and pages 4, 33 and 34 to make this more clear.

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Description of Common Stock, page 41

19.	Please refer to Item 202(a) of Regulation S-K and revise to describe how the Bankruptcy Plan affects the rights of common stockholders. For instance, and without limitation, we note the fourth article of your charter concerning the Bankruptcy Plan.

Response:

The Company has revised its disclosure under “Description of Common Stock” on page 40 to address the Staff’s comment.

Plan of Reorganization, page 44

20.	We note your disclosure that prepetition unsecured claims, other than PharmAthene’s, will be fully paid in cash. Please revise your disclosure to include the amount of prepetition claims that have been paid subsequent to March 31, 2016 and the amount that remains outstanding.

Response:

The Company has revised its disclosure under “Plan of Reorganization” on pages 2 and 44 to address the Staff’s comment.

Plan of Reorganization, page 44

21.	We refer to the last bullet point under the heading. Please revise to identify and briefly explain the material covenants and remedies provided in the Plan.

Response:

The Company has revised its disclosure under “Plan of Reorganization” on pages 44 – 45 to address the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 93

22.	Please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or explain why you believe one is not required under the circumstances. For guidance, refer to Section III.A.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

Pursuant to Item 601(b)(8) of Regulation S-K, the Company will file a tax opinion as an exhibit to a future amendment to the registration statement, in advance of requesting acceleration of effectiveness. In addition, a reference to such tax opinion has been added to Item 16 (exhibits) on page II-4.

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Certain Material U.S. Federal Income Tax Considerations, page 93

23.	Your disclosure on page 94 indicates that an investor’s tax treatment is predicated on the assumption that the distribution of the rights is a non-taxable distribution. Accordingly, please revise to state whether the distribution of the rights is or is not a taxable distribution. With reference to the same sentence, revise the disclosure to clarify what the tax consequences “are” rather than what “should generally be.” If counsel’s opinion is conditioned or qualified, then ensure that such conditions and qualifications are adequately described. Refer to Regulation SK, Item 601(b)(8).

Response:

The Company has revised its disclosure under “Certain Material U.S. Federal Income Tax Considerations” on page 95 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 3: Procurement Contract and Research Agreements

Procurement Contract, page F-30

24.	Please demonstrate to us how the development and supportive activities have standalone value from your obligation to deliver courses of Tecovirimat to the U.S. Strategic National Stockpile substantiating that these services are a separate unit of accounting consistent with your revenue recognition policy on page F-27 and the guidance in ASC 605-25-25-5a.

Response:

The Company acknowledges the Staff’s comments and respectfully informs the Staff that it considered the guidance in Accounting Standards Codification (“ASC”) 605-25-25-5a to determine which elements of the BARDA Contract had value on a standalone basis.

The BARDA Contract comprises two units of account - (1) product delivery and (2) covered research and development services.

Product delivery comprises the physical delivery of finished courses as directed by BARDA to the Strategic National Stockpile. This finished product is available for use by BARDA. Consideration received from BARDA for these deliveries is not contingent upon performance or completion of research and development activities. Accordingly, this delivered item has stand-alone value to BARDA. As disclosed within the Registration Statement, the BARDA Contract provides certain product replacement rights with respect to delivered courses. For this reason, recognition of revenue that might otherwise occur upon delivery of courses is expected to be deferred until BARDA utilizes the delivered courses or the Company’s obligations related to potential replacement of delivered courses are satisfied.

Development activities (covered research and development services) encompass at-risk research and development work (primarily animal efficacy studies and human clinical safety studies) with respect to Tecovirimat (TPOXX) for which clinical or regulatory success is not assured. Reimbursement payments received from BARDA for these services are not contingent upon specific outcomes and are not refundable. BARDA has unrestricted access to the results and technical data from these studies and is unrestricted in their ability to utilize it in other research activities, including using the data to plan research activities for other entities. The terms of this arrangement are consistent with other government funded research and development programs performed by the Company. Accordingly, the Company has determined that these services have stand-alone value and represent a separate unit of account.

For clarification purposes, it should be noted that the Company is also reimbursed under the BARDA Contract for supportive activities. These activities comprise commercial validation and physical security services directly related to the supply of Tecovirimat to the Strategic National Stockpile. All related reimbursements for supportive activities have been accounted for under the product delivery unit of account and accordingly revenue recognition has been deferred.

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Lastly, in responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9100 or James Grayer at 212-715-7616.

Very truly yours,

/s/ Daniel J. Luckshire
Daniel J. Luckshire
Executive Vice President and Chief Financial Officer

Cc:	Robin E. Abrams
James A. Grayer

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